Exhibit 99.1

Oncolytics Biotech® Inc. Announces Filing of Management Information Circular and Details of 2016 Annual General Meeting

CALGARY, March 24, 2016 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) announced today that the Company has filed its management information circular, which includes the nominees for election by shareholders to Oncolytics' board of directors at its upcoming Annual General Meeting (the "Meeting") to be held May 5, 2016 in Toronto, Ontario, Canada.

In putting forward its slate of directors for the coming year, the Company confirmed that Jim Dinning has resigned from Oncolytics' board effective March 10, 2016 to pursue other interests. In addition, Robert Schultz will not be standing for re-election in 2016 but will serve as a board member until the Meeting.

"Since joining the Oncolytics board, both Mr. Dinning and Mr. Schultz have made significant and highly valued contributions to the Company," said Wayne Pisano, Chairman of Oncolytics. "On behalf of the entire board, I would like to thank both of them for their many years of service to Oncolytics, and wish them well in their future endeavors."

The Company's management information circular will be available on SEDAR at www.sedar.com and on the Company's website at www.oncolyticsbiotech.com. Oncolytics' Annual General Meeting of shareholders will be held at the Toronto Board of Trade, 77 Adelaide St. West, Suite 350, Toronto, Ontario, on Thursday, May 5, 2016 at 4:00 p.m. ET.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains statements that constitute "forward-looking information" within the meaning of applicable securities legislation. Forward looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance. This press release contains forward-looking information pertaining to, among other things, the anticipated timing of the Company's Annual Meeting of Shareholders. Various assumptions were used in drawing the conclusions or making the forecasts contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Oncolytics and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information. Forward-looking information is based on the estimates and opinions of Oncolytics' management at the time the information is released.  Except as may be required by law, Oncolytics assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events, or otherwise.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom: Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom: Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc.: Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:10e 24-MAR-16